EXHIBIT 99.1

Almaden Releases 2019 Report on Corporate Social Responsibility; Updates Permitting Process at Ixtaca

VANCOUVER, British Columbia, March 19, 2019 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to announce that it has issued its 2019 Report on Corporate Social Responsibility (“CSR”) describing the community-related activities in which the Company has been engaged for well over fifteen years at the Ixtaca precious metals project in Puebla State, Mexico.

Since first arriving at Ixtaca in 2001, Almaden, through a Mexican subsidiary, has worked diligently and transparently to interact in a culturally and socially appropriate manner with all people in the local area, regardless of their gender, cultural heritage, beliefs, sexual orientation, or level of education. Our outreach and communications have been open to all and conducted in a manner respectful of all people, and witnessed and confirmed by numerous legitimate external governmental and non-governmental organizations, entities, investors, and individuals during site visits.

Almaden has pursued the highest standards of social engagement in the area, conducting its work in adherence with international frameworks such as the Equator Principles, the Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, and the Performance Standards on Environmental and Social Sustainability, among others. Importantly, Almaden has also voluntarily pursued the high Mexican standard of social engagement, known as an “Evaluación de Impacto Social”, or “EVIS”, and as such is at the leading edge of social engagement in Mexico.

Over the past several years, Almaden has interacted with over 20,000 people from over 53 communities and 8 different states. Highlights of the 2019 CSR report indicate that Almaden has accomplished the following to date:

  Coordinated nine large community meetings, with total attendance at these meetings of over 4,100 people. The last meeting in December, 2018 was attended by over 800 people, including representatives of Mexico’s new government;
  Taken approximately 500 people, drawn from local communities, to visit 25 mines;
  Arranged 46 sessions of “Diálogos Transversales”, wherein community members are invited to attend discussions with experts on a diverse range of issues relating to the mining industry such as an overview of Mexican Mining Law, Human Rights and Mining, mineral processing, explosives, water in mining, risk management, and mine infrastructure amongst other things;
  Opened a central community office in the town of Santa Maria Zotoltepec, which is continually open to community members and includes an anonymous suggestion box as part of a grievance mechanism that complies with international standards;
  Invested in a “mobile information module” which allows company representatives to establish a temporary presence in communities more distant from the project, and allows for those interested to learn more about the project without having to travel to the project area;
  Employed as many local people as possible, reaching over 70 people drawn from 5 local communities. Almaden operates the drills used at the project, and hence can draw and train a local workforce as opposed to bringing in external contractors;
  Initiated a program of scholarships for top performing local students, with 130 scholarships granted to date to individuals from 31 different communities (79 women and 51 men);
  Established several clubs, including English, reading, dancing, football, music, and theatre clubs, to contribute to the vitality of local communities;
  Focused on education, enabling over 4,300 people to be positively impacted by our investments, such as rehabilitation of school-related infrastructure, donation of electronic equipment, and scholarships for top-performing students;
  Finally, the initiation of an EVIS, which was guided by a third-party expert and involved the participation of an interdisciplinary group of nine anthropologists, ethnologists and sociologists graduated from various universities, who lived in community homes within the project area during the study to allow for ethnographic immersion and an appreciation for the ethnic and cultural identity of inhabitants in the area of the project. This work has determined that there are no indigenous communities in the project area, which in turn has been confirmed by public records in this regard, as different authorities have acknowledged. The EVIS has informed mine design and will continue to guide ongoing community interaction throughout the life of the Ixtaca project.

Duane Poliquin, Chairman of Almaden, stated, “We have been exploring for mineral deposits in Mexico since 1992. Every time we arrive at a new prospect, we do nothing until we have received permission from local people to enter upon their land. This process of seeking permission is the first seed planted in community consultations.”

Regarding social engagement, Mr. Poliquin said that, “In the case of Ixtaca, consultation began in 2001 when we first arrived in the area, intensified in 2010 when we drilled the discovery hole, and has led us to the EVIS which represents a process of broad and deep consultation conducted to the highest international standards.”

“During this eighteen year process we have had the opportunity to listen to a broad range of local people, as outlined above. We have learned that many share our vision of the potential for Ixtaca to improve the quality of life in local areas, while others have legitimate concerns which we are working to mitigate. We have also learned that some people located far from the project are simply opposed to mining, or opposed to the legal basis upon which mining occurs. These people can be sophisticated in terms of their international funding sources and media strategies, and in the past have published inaccurate and misleading reports on the Ixtaca project. While we respect such peoples’ right to oppose mining projects and believe they should have a voice, we also recognize that they represent only one perspective in this process. Our aim is to ensure that we have established a consultation process which allows us to understand the perspectives of all local people and facilitates the exchange of views throughout the life of the Ixtaca project.”

Permitting Process

Almaden is pleased to report that it has submitted its environmental permit, or Manifestación de Impacto Ambiental (“MIA”), to Mexican authorities. Key characteristics of the MIA include the following:

  The mine plan avoids existing local domestic water sources;
  Mine processing plant water needs are met by collecting and storing runoff water;
  Local water resources are currently underutilized. Rainfall in the Ixtaca project vicinity falls primarily during a relatively short rainy season, and with no local water storage facilities in the project area the flash flows of water are lost to communities;
  The Ixtaca project development plan includes a new water storage reservoir that, based on current water balance planning, could enhance community water by adding more than 2,000 m3 per day of water supply for community use;
  The water storage reservoir is being engineered as a permanent structure to serve the local area after mine closure;
  The use of a dry-stack tailings facility which would include co-disposal of waste with filtered tailings, use much less water than traditional slurry facilities, reduce the mine footprint, allow for better dust control, and enable earlier rehabilitation of the tailings and waste rock disposal areas;
  Extensive geochemical studies have evaluated the potential for acid rock drainage and metal leaching from the waste rock and tailings, and these studies have consistently shown that there is more than enough neutralising potential present in the waste rock to neutralise any acid generated;
  Ixtaca ore is very well suited to x-ray ore-sorting which will reduce process tailings, process water usage, process energy requirements, and CO2 emissions;
  Ixtaca is not located within any protected areas and has received archeological clearances from the Mexican government.

Morgan Poliquin, President and CEO of Almaden, stated, “Our aim at Ixtaca is to build a mine which reflects the best available technology and best applicable practice both socially and technically. We believe that this project has the potential to be a showcase for modern mining, and look forward to working with stakeholders to advance the project through the permitting and project financing necessary to commence construction.”

The 2019 CSR report and additional information and videos regarding Almaden’s community engagement programs is available on Almaden’s website at http://www.almadenminerals.com/index.html.

Tracey Meintjes, P.Eng., a qualified person (“QP”) under the meaning of NI 43-101, and Principal of Moose Mountain Technical Services, reviewed the technical information in this news release.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Forward-Looking Statements

Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; the timing and costs of future activities on the Company’s properties, including but not limited to development and operating costs in the event that a production decision is made; success of exploration, development and environmental protection and remediation activities; permitting time lines and requirements; requirements for additional capital; the potential effect of proposed notices of environmental conditions relating to mineral claims; planned exploration and development of properties and the results thereof; planned expenditures and budgets and the execution thereof. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “potential”, “confirm” or “does not anticipate”, “believes”, “contemplates”, “recommends” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute Forward-Looking Information to the extent that they involve estimates of the mineralization that may be encountered if the Ixtaca Project is developed. In preparing the Forward-Looking Information in this news release, the Company has applied several material assumptions, including, but not limited to, that any additional financing needed will be available on reasonable terms; the exchange rates for the U.S., Canadian, and Mexican currencies will be consistent with the Company’s expectations; the taxation policies which will apply to the Ixtaca Project will be consistent with the Company’s expectations, that the current exploration, development, environmental and other objectives concerning the Ixtaca Project can be achieved and that its other corporate activities will proceed as expected; that the current price and demand for gold and silver will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner, that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated, and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Ixtaca Project will be obtained in a timely manner and on acceptable terms; the continuity of the price of gold and silver, economic and political conditions and operations. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, risks related to the availability of financing on commercially reasonable terms and the expected use of proceeds; operations and contractual obligations; changes in exploration programs based upon results of exploration; changes in estimated mineral reserves or mineral resources; future prices of metals; availability of third party contractors; availability of equipment; failure of equipment to operate as anticipated; failure of the Rock Creek Mill to arrive on site or operate as expected; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry; environmental risks, including environmental matters under Mexican rules and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title; community relations; delays in obtaining governmental approvals or financing; fluctuations in mineral prices; the Company’s dependence on one mineral project; the nature of mineral exploration and mining and the uncertain commercial viability of certain mineral deposits; the Company’s lack of operating revenues; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; currency fluctuations; changes in environmental laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; risks related to dependence on key personnel; estimates used in financial statements proving to be incorrect; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/